PREVENTION INSURANCE.COM

Suite A No. 79-3

Jalan Metro PerdanaBara 1

Taman Usahawan Kepong

Kuala Lumpor , Malaysia 52000

+60 3 6258 5887

October 13, 2016

Ms. Dormond Yale

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prevention Insurance.com (“Company”) Preliminary Information Statement on Schedule 14C Filed: September 23, 2016 File No. 000-32389

Dear Ms. Yale:

This letter is responsive to the Comment Letter from the staff (“Staff”) at the Securities and Exchange Commission dated October 3, 2016 concerning the referenced Preliminary Information Statement of the Company (“Preliminary Information Statement”).

With respect to the rationale for the Company’s name change, will replace the existing text contained in the Preliminary Information Statement which reads as follows;

“Amendment to Articles of Incorporation Regarding Name Change

On the Effective Date, the Charter Amendment will change our corporate name to AIM BIG Resources, Ltd.  The Company has elected to change its name to reflect the new business direction of the Company and the Company’s plans for the future.”

with the following text:

“Amendment to Articles of Incorporation Regarding Name Change

On the Effective Date, the Charter Amendment will change our corporate name to AIM BIG Resources, Ltd. In 1999, the Company changed its name to “Prevention Insurance.com’ to reflect its then current business model of seeking to reduce insurance costs for health and life insurance policies through preventive measures. Thereafter, the Company’s business plan migrated to other insurance related activities. During 2006 fiscal year, the Company ceased these insurance related activities. Since the Company has not been in the insurance business for approximately 10 years, the Company, with approval from its majority shareholders, determined to change its name to AIM BIG Resources, Ltd.

October 12, 2016

Ms. Dormond Yale

Special Counsel

Securities and Exchange Commission

Page 2.

As stated in in quarterly and annual filings with the Securities and Exchange Commission, the Company remains a “shell company” and its principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business. As of the date of this filing, the Company has not entered into any formal or definitive agreements with any party, regarding business opportunities for the Company.”

As stated above, the Company’s business objective is to effect a combination with a business at some point in time in the future. However, at the present time, it has no formal or definitive agreement, including any specific terms, to enter into a business combination. As a result, the Company does not have information that would be responsive to Items 11, 13 and 14 of Schedule 14A and/or Item 1 of Schedule 14C.

If the forgoing is acceptable to the Staff, the Company will promptly file an amended Preliminary Information Statement reflecting the above text.

The Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chee Chau Ng

Chee Chau Ng

President